FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For September 19, 2002

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.

                (Translation of registrant's name into English)

                              Gustav Mahlerlaan 10
                               1082 PP Amsterdam
                                The Netherlands

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                       Form 40-F
                         ---                                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                 No  X
                         ---                               ---

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.


INDEX TO EXHIBITS

Item
----
1. Press release entitled, "ABN AMRO Fund Managers and Artemis complete merger", dated September 6, 2002



The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ABN AMRO HOLDING N.V.


Date: September 19, 2002                  By:  /s/ W.G. Jiskoot
                                             ----------------------------------
                                          Name: W.G. Jiskoot
                                          Title:  Member of the Managing Board


                                          By:  /s/ J.C.L. Kuiper
                                             ----------------------------------
                                          Name: J.C.L. Kuiper
                                          Title:  Member of the Managing Board


                                          ABN AMRO BANK N.V.


Date: September 19, 2002                  By:  /s/ W.G. Jiskoot
                                             ----------------------------------
                                          Name: W.G. Jiskoot
                                          Title:  Member of the Managing Board


                                          By:  /s/ J.C.L. Kuiper
                                             ----------------------------------
                                          Name: J.C.L. Kuiper
                                          Title:  Member of the Managing Board

                                                                        Item 1.
[ABN-AMRO LOGO]



-------------------------------
Press Release


Amsterdam, 6 September 2002


ABN AMRO Fund Managers and Artemis complete merger
--------------------------------------------------
Having received the appropriate consent from the Financial Services Authority, ABN AMRO Asset Management Limited and Artemis Investment Management Limited (Artemis) today confirmed the completion of the merger of ABN AMRO Fund Managers Limited and Artemis, both located in the UK. This follows the earlier announcement (11th June), that the two companies had signed Heads of Agreement.

The combined business will operate under the Artemis brand and will have funds under management of approx. EUR 3.6 billion. Mark Tyndall, presently Group Chief Executive, will head the enlarged business, which will operate from offices in both Edinburgh and London.

As a result of the merger, ABN AMRO Asset Management now owns 58% of the enlarged business, the founder shareholders and employees of Artemis 37% and outside shareholders 5%.


                                     - - -


Further information:
Press Relations: +31 20 6288900




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Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

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